Exhibit 99.5

PRESS RELEASE

Grown Rogue Achieves Record Breaking Gross Margin
in 3rd Quarter 2019

Company continues growth path but emphasizes
optimization of efficient operations and financial controls

MEDFORD, OREGON – October 1, 2019 -- Grown Rogue International Inc. (CSE:GRIN | OTC: GRUSF) (“Grown Rogue” or the “Company”), a vertically-integrated, multi-state cannabis company, with operations and assets in Oregon, California, and Michigan, has released its financial and operating results for its fiscal third quarter ended July 31, 2019. The Company’s financial statements and management’s discussion and analysis for the period are available on the Company’s SEDAR profile at www.sedar.com or through the Company’s website at www.grownrogue.com. All amounts are expressed in United States Dollars unless otherwise indicated. Certain metrics, including those expressed on an adjusted basis, are non-IFRS measures.

Financial Highlights

●	Third quarter 2019 revenue was $0.8 million, a 14% increase over the comparable quarter from 2018.

●	Adjusted Gross Profit[2] was $0.2 million for the third quarter (31%) and $1.0 million for the year-to-date (29%). The quarterly margin rate represents a 12% improvement over the prior quarter (Q2 2019).

●	Adjusted EBITDA[3] was ($1.2) million for the third quarter, representing a $0.2m improvement over the comparable quarter in 2018.

Management Commentary

“The Oregon market has shifted again with an undersupply of quality cannabis products which is driving prices up by as much as 100% in some flower categories,” said Obie Strickler, CEO and Founder of Grown Rogue. “We anticipated this shift some time ago and put our capital into expanding our indoor flower production and maximizing our outdoor harvest production,” added Mr. Strickler.i

As a result, the Company’s 3rd fiscal quarter saw the highest gross margin since the go public event in November 2018, with production costs decreasing while yields increased. The Cultivation Performance chart, right, illustrates the increase in production volume (~9%) and reduction in growing costs (~22%) from Q2 to Q3.

PRESS RELEASE

Grown Rogue continues to produce premium flower products with a focus on efficiencies through lowering the costs of production. Grown Rogue has seen consistent quarter over quarter production increase in the indoor facility with a consistent reduction in COGS. This bodes well for the focus on profitability.

“Given market conditions, we are now executing our “Futures” strategy in which we are signing lucrative contracts today for future harvests of our premium cannabis. This commodities approach to cannabis is a first in the industry and enables our team to reinvest into additional optimization and growth,” added Mr. Strickler. Grown Rogue’s sales continue to be driven by premium flower and a variety of pre-rolls, including the highly sought after patented nitrogen sealed pre-rolls the company introduced in 2018.

The cannabis sector has been negatively impacted in recent weeks over the health concerns linked to vaping practices of nicotine and cannabis. “Grown Rogue made a promise to the community in 2016 when we established our recreational focus that we would operate with the highest levels of excellence in our business practices,” said Mr. Strickler. “Until there is clarity and resolution on safe vaping, we will not offer any of these products to the community,” continued Mr. Strickler.

PRESS RELEASE

Grown Rogue plans to increase flower production capacity further in Oregon to 7,000 pounds with the completion of two additional flower rooms in the state-of-the-art facility in Medford, Oregon scheduled for 2020. The company’s focused expansion plan continues to be on the assets secured in West Michigan in the form of 4 licenses in one vertically integrated location in Muskegon, MI. “Our goal is to turn on the Michigan cultivation facility in early 2020,” said Mr. Strickler. The price of flower in the Michigan cannabis market are some of the highest in the United States.ii The medical marijuana market is a leading indicator for the recreational cannabis market. David Harns, spokesman for LARA, noted that with more than 294,000 medical marijuana cardholders, Michigan is the second-largest medical marijuana market in the nation.

Qualitative Performance Factors

“The cannabis industry and particularly the capital markets have been through a major correction that has resulted in many companies closing shop and others reeling from financial troubles” stated Jacques Habra, Chief Strategy Officer. “The industry and informed investors realize there’s a big difference between projections and performance,” added Mr. Habra. “We will continue to grow steadily in key markets while practicing conservative financial controls to ensure positive performance,” said Mr. Habra.

Grown Rogue current multi-state presence

The company continues to increase market share in Oregon which remains one of the most competitive cannabis markets in the world. In California, Grown Rogue maintains a distribution license as part of its 16,000 square-foot microbusiness in Eureka and is in active discussions on branding/licensing partnerships throughout the State. The West Michigan facility is partly constructed and remains the company’s focus for future growth.

Oregon Operations

●	Cultivating 90,000 sq. ft. of canopy in Oregon including two outdoor farms and a state-of-the-art indoor facility with annual production rates of approximately 6,000 pounds increasing to 7,000 pounds at full construction of the indoor facility.

●	Increasing indoor yields in 2019 and reducing growing costs positively increasing margins.

●	Focused on profitability and low-cost production.

California Operations

●	Expanded into California with a 16,000-square-foot microbusiness facility in Eureka with distribution, manufacturing and future retail licensing.

●	Secured state and local approval for distribution license, local approval for type 6 manufacturing (nonvolatile), and local approval for type 7 manufacturing (volatile).

●	Currently in discussions with operational and distribution partners for strategic expansion opportunities.

Michigan Operations

●	During the third quarter a binding LOI was signed to acquire Michigan operator “Inferno Gardens, Inc.” which includes one retail dispensary (referred to as provisional centers in Michigan), a 24,000 sq ft indoor cultivation facility, and a processing/manufacturing center.

●	Company is actively pursuing financial strategy to continue cultivation build-out targeting completion of facility in early 2020.

●	Total facility yearly production yields expected to be approximately 4000lbs.

PRESS RELEASE

Selected Financial Information (Complete financial tables have been filed on www.sedar.com)

	Three Months
Period Ended July 31,	2019	2018
(in $000s except per share amounts)
Revenue	774	680
Adjusted Gross Profit[2]	243	48
Adjusted EBITDA[3]	(1,235)	(1,419)
Net loss	(931)	(1,460)
Net loss per share	(0.01)	(0.39)
Cash	257	101
Weighted Common Shares Outstanding	72,466	3,774

Third Quarter 2019 Financial Overview

Grown Rogue revenue grew by 14% over the comparable quarter from 2018, to $0.77 million. This represents a reduction versus the prior quarter (Q2 F2019) due to seasonality revenue impacts and the company’s decision during Q3 to cease providing distribution services to other brands. The distribution service, while accretive to top line revenue, was determined to be unprofitable to Grown Rogue after deducting selling costs, inventory adjustments, bad debt, and other costs associated with the distribution business. Grown Rogue is also starting to observe revenue seasonality that will affect revenue that coincides with the outdoor harvest resulting in larger revenue numbers during Q1 and Q2 as that product is sold into the market.

F2019 Q3 Adjusted Gross Profit2 was $0.2 million, or 31% of revenues, a substantial improvement from Adjusted Gross Profit of $0.05 million for the same period last year. This also represents an improvement over the 20% Adjusted Gross Margin rate reported in Q2 of F2019. Improvements over the prior year were primarily a result of cultivation efficiencies resulting in lower cost of sales. Improvements over Q2 F2019 as a percent of sales were a result of cultivation efficiencies along with the company’s decision to cease the unprofitable practice of providing distribution services to other brands.

General and administrative expenses were $1.4 million for the third quarter of fiscal 2019, compared to similar expenses of $0.6 million for the third quarter of fiscal 2018. The increase in expenses was primarily related to the expanded scope of operations and associated sales, general and administrative support. Grown Rogue’s Adjusted EBITDA3 amounted to ($1.2) million for the three months ended July 31, 2019, compared to ($1.4) million for the three months ended July 31, 2018. The reduced loss was primarily attributable to improvements in Adjusted Gross Profit as noted above.

The Company’s cash and cash equivalents position was $0.3 million as at July 31, 2019.

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PRESS RELEASE

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown and indoor premium flower, indoor and sungrown pre-rolls along with chocolate edibles created in partnership with a world-renowned Chocolatier.

NOTES:

1.	The Company’s “Cost of sales, less effects of fair value adjustment of biological assets converted to inventory” is a non-IFRS measure that does not have any prescribed meaning by IFRS and that may not be comparable to similar measures presented by other companies. As the Company’s biological assets are developed towards a state where they can be harvested and processed into saleable inventory, the carrying value of these biological assets are adjusted to fair value as at each financial reporting date. Once the biological assets are transferred to inventory based on this value, these fair value adjustments form a component of the value of the inventory, which is subsequently recorded as cost of sales upon final sale. The Company’s cost of sales, less effects of fair value adjustment of biological assets converted to inventory measure attempts to remove these fair value adjustments from cost of sales. The Company believes that this is a useful metric to evaluate its operating performance.

2.	“Adjusted Gross Profit” is the result of deducting “Cost of sales, less effects of fair value adjustments of biological assets converted to inventory” from revenue for the period.

	Three months ended
	July 31, 2019	July 31, 2018
	$	$
Revenue	773,930	679,906
Cost of sales, less effects of fair value adjustments of biological assets converted to inventory [1]	(531,295)	(631,955)
Adjusted Gross Profit	242,635	47,951

3.	Adjusted earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”) is not a recognized performance measure under IFRS. The Company defines Adjusted EBITDA as the Company’s net income (loss) for a period, as reported, before interest, taxes, depreciation and amortization, and is further adjusted to remove transaction costs, stock-based compensation expense, accretion expense, gain (loss) on derecognition of derivative liabilities and the effects of fair-value accounting for biological assets and inventory. The Company believes that this is a useful metric to evaluate its operating performance. The following is a reconciliation of the Company’s net income (loss) to Adjusted EBITDA.

PRESS RELEASE

	Three months ended
	July 31, 2019	July 31, 2018
Adjusted EBITDA Reconciliation	$	$
Net loss, as reported	(931,184)	(1,460,380)
Add back costs of goods sold, net of the unrealized gain on changes in fair value of biological assets, as reported	(30,704)	330,229
Less cost of sales, less effects of fair value adjustments of biological assets converted to inventory per table above [2]	(531,295)	(631,955)
	(1,493,183)	(1,762,106)
Add back accretion expense, as reported	32,977	14,893
Add back amortization of intangible assets, as reported	7,660	7,234
Add back amortization of property and equipment, as reported	157,867	131,585
Add back stock-based compensation expense, as reported	-	-
Add back interest expense (recovery), as reported	60,051	189,640
Add back transaction costs	-	-
Less gain on derecognition of derivative liability, as reported	-	-
Adjusted EBITDA	(1,234,628)	(1,418,754)

FORWARD LOOKING STATEMENTS

This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company into Michigan and securing applicable regulatory approvals, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; compliance with extensive government regulation and related costs, and other risks described in the Company’s public disclosure documents filed on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

PRESS RELEASE

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler	Jacques Habra	Investor Relations Desk
Chief Executive Officer	Chief Strategy Officer	Inquiries
obie@grownrogue.com	jacques@grownrogue.com	invest@grownrogue.com

[i]	https://www.fool.com/investing/2019/08/24/wholesale-cannabis-prices-are-rising-in-establishe.aspx?Cid=aV8Nz2

ii	https://www.mlive.com/news/2019/09/prices-rise-in-michigans-medical-marijuana-market-as-supply-wanes.html